EXHIBIT 4.2

INVESTMENT AGREEMENT

This INVESTMENT AGREEMENT, dated as of July 31, 2012 (this “Agreement”), is entered into by and between Triangle Petroleum Corporation, a Nevada corporation (“Triangle”), NGP Natural Resources X, L.P., a Delaware limited partnership (the “Parent”) and NGP Triangle Holdings, LLC, a Delaware limited liability company (the “Purchaser”).

RECITALS

WHEREAS, pursuant to the Note Purchase Agreement, dated as of the date hereof, between Triangle and the Purchaser (the “Purchase Agreement”), Triangle is agreeing to issue and sell to the Purchaser a convertible promissory note (the “Convertible Note”), which is convertible into shares of common stock, par value $0.00001 per share, of Triangle (the “Common Stock”);

WHEREAS, the Purchaser is the “Purchaser” under the Purchase Agreement;

WHEREAS, to induce the Purchaser to enter into the Purchase Agreement and the transactions contemplated thereby, Triangle is required to deliver this Agreement, duly executed by Triangle, to the Purchaser contemporaneously with the Closing of the transaction contemplated by the Purchase Agreement;

WHEREAS, the Purchaser’s investment in Triangle pursuant to the Purchase Agreement is reasonably expected to benefit Triangle; and

WHEREAS, Triangle believes it to be in the best interests of Triangle, and the Purchaser believes it to be in the best interests of the Purchaser, to have certain agreements in respect of the certain rights and obligations of the Purchaser and the Parent pursuant to the terms of this Agreement.

NOW, THEREFORE, in consideration of the mutual covenants and agreements set forth herein and for good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged by each party hereto, the parties hereby agree as follows:

ARTICLE I

DEFINITIONS

Section 1.01        Definitions. Capitalized terms used in this Agreement and not defined herein shall have the meanings ascribed to such terms in the Purchase Agreement. As used in this Agreement, the following terms have the meanings indicated:

“Affiliate” means, with respect to a specified Person, any other Person, whether now in existence or hereafter created, directly or indirectly controlling, controlled by or under direct or indirect common control with such specified Person. For purposes of this definition, “control” (including, with correlative meanings, “controlling,” “controlled by” and “under common control with”) means the power to direct or cause the direction of the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise; provided, however, that “Affiliate” shall not be deemed to include any Portfolio Company.

“Agreement” shall have the meaning specified in the introductory paragraph of this Agreement.

“Board” means the Board of Directors of Triangle or any duly authorized committee thereof.

“Capital Leases” means, for any Person, any lease of any property by such Person as lessee which would, in accordance with GAAP, be required to be classified and accounted for as a capital lease on the balance sheet of such Person.

“Common Stock” shall have the meaning specified in the Recitals to this Agreement.

“Consolidated Leverage Ratio” means as of any date of determination, the ratio of (x) the aggregate amount of EBITDAX of Triangle for the most recently completed fiscal quarter ending prior to the date of determination for which financial statements are in existence multiplied by four to (y) Pro Forma Indebtedness.

“Convertible Note” shall have the meaning specified in the Recitals to this Agreement.

“Conversion Shares” means the Common Stock issuable upon conversion of the Convertible Note in accordance with the terms of the Convertible Note.

“Designated Director” shall have the meaning specified in Section 2.01(a) of this Agreement.

“Dispose” (including the correlative terms “Disposed” and “Disposition”) means any sale, assignment, transfer, conveyance, gift, pledge, distribution, hypothecation or other encumbrance or any other disposition, whether voluntary, involuntary or by operation of Law, whether effected directly or indirectly.

“EBITDAX” means for Triangle, on a consolidated basis for any period, the sum of (a) Net Income for such period (which if such amount constitutes net loss, shall be reflected as a negative number), plus (b) without duplication and to the extent deducted in determining such Net Income (i) Interest Expense for such period, plus (ii) Income Tax Expense for such period, plus (iii) depreciation, amortization, depletion and exploration expenses for such period, plus (iv) non-cash charges resulting from extraordinary, non-recurring events or circumstances for such period (including any provision for the reduction in the carrying value of assets recorded in accordance with GAAP (including any “ceiling test” impairments as a result of the use of the full cost method of accounting) and including non-cash charges resulting from the requirements of ASC 410, 718 and 815), minus (c) to the extent included in determining Net Income, non-cash income resulting from extraordinary, non-recurring events or circumstances for such period and all other non-cash items of income which were included in determining such Net Income (including non-cash income resulting from the requirements of ASC 410, 718 and 815); provided that such EBITDAX shall be subject to pro forma adjustments for permitted acquisitions and non-ordinary course asset sales assuming that such transactions had occurred on the first day of the determination period, which adjustments shall be made in a manner, and subject to supporting documentation, reasonably acceptable to the Purchaser. Notwithstanding the foregoing, EBITDAX shall be appropriately adjusted to exclude all amounts of revenues and expenses attributable to any minority investments in Subsidiaries.

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“Equity Securities” means, with respect to a Person, any shares, interests, participation or other equivalents (however designated) of corporate stock (including any options, warrants or other rights to acquire corporate stock).

“Event of Default” shall have the meaning given such term in the Convertible Note.

“Excluded Securities” shall have the meaning specified in Section 4.01(d).

“GAAP” means generally accepted accounting principles in the United States of America as of the date of the applicable calculation being made pursuant to the terms of the Convertible Note.

“Hedging Arrangements” means a hedge, call, swap, collar, floor, cap, option, forward sale or purchase or other contract or similar arrangement (including any obligations to purchase or sell any commodity or security at a future date for a specific price).

“Hedging Transactions” means any options, puts, warrants, swaps or other similar arrangements that are designed to transfer to another Person any of the economic consequences of ownership of the Convertible Note or the Conversion Shares without a corresponding transfer of the ownership of such security to such Person.

“Income Tax Expense” means for Triangle and its Subsidiaries, on a consolidated basis for any period, all state and federal income taxes paid or due to be paid during such period.

“Incur” means issue, create, assume, guarantee, incur or otherwise become directly or indirectly liable for, contingently or otherwise.

“Indebtedness” means, with respect to any Person, any indebtedness of that Person, whether or not contingent, in respect of borrowed money or evidenced by bonds, debentures or similar instruments or letters of credit (or reimbursement agreements in respect thereof) or bankers acceptances if and to the extent any of the foregoing indebtedness (other than letters of credit) would appear as a liability upon a balance sheet of such Person prepared in accordance with GAAP, as well as all indebtedness of others secured by a lien on any assets of such Person (whether or not such indebtedness is assumed by such Person) and, to the extent not otherwise included, the guarantee by such Person of any Indebtedness of any other Person; provided, however, that Indebtedness shall not include (i) any intercompany Indebtedness or (ii) any trade payables.

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“Independent Director” means a person meeting the independence requirements under any rule or regulation of the Commission or NYSE MKT (or any other principal stock exchange or market upon which the Common Stock may trade) or under applicable Law, exclusive of any independence requirements applicable solely to members of any committee of the Board.

“Interest Expense” means, for any period and with respect to any Person, total cash interest expense, letter of credit fees and other fees and expenses incurred by such Person in connection with any indebtedness (including any Indebtedness outstanding under the Convertible Note) for such period, whether paid or accrued (including that attributable to obligations which have been or should be, in accordance with GAAP, recorded as Capital Leases), including, without limitation, all commissions, discounts and other fees and charges owed with respect to letters of credit and bankers’ acceptance financing, fees owed with respect to secured obligations, and net costs under Hedging Arrangements entered into addressing interest rates, all as determined in conformity with GAAP.

“Law” means any applicable federal, state or local order, writ, injunction, judgment, settlement, award, decree, statute, law (including common law), rule or regulation.

“Net Income” means, for any period and with respect to any Person, the net income (or net loss) for such period for such Person after taxes as determined in accordance with GAAP, including any cash net gain but excluding, however, (a) extraordinary items, including (i) any net non-cash gain or loss during such period arising from the sale, exchange, retirement or other disposition of capital assets (such term to include all fixed assets and all securities) other than in the ordinary course of business, and (ii) any write-up or write-down of assets and (b) the cumulative effect of any change in GAAP.

“Notes” shall have the meaning given such term in the Convertible Note.

“Offered Securities” shall have the meaning specified in Section 4.01(a).

“Original Issuance Date” shall have the meaning given such term in the Convertible Note.

“Parent” shall have the meaning specified in the introductory paragraph of this Agreement.

“Person” means any individual, corporation, partnership, joint venture, association, joint-stock company, trust, unincorporated organization, limited liability company or government or any agency or political subdivision thereof or other entity.

“Portfolio Company” means any portfolio company in which the Purchaser or any of its investment fund Affiliates have made a debt or equity investment.

“Preemptive Offer Notice” shall have the meaning specified in Section 4.01(a).

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“Preemptive Offer Acceptance Notice” shall have the meaning specified in Section 4.01(b).

“Preemptive Offer Notice” shall have the meaning specified in Section 4.01(a).

“Preemptive Offer Period” shall have the meaning specified in Section 4.01(b).

“Pro Forma Indebtedness” means as of any date of determination, the amount of Indebtedness of Triangle and its Subsidiaries as of the date of determination (excluding the Indebtedness associated with the Convertible Note) after giving pro forma effect to the Incurrence of any proposed new Indebtedness.

“Purchase Agreement” shall have the meaning specified in the Recitals to this Agreement.

“Purchaser” shall have the meaning specified in the introductory paragraph of this Agreement.

“Refused Securities” shall have the meaning specified in Section 4.01(c).

“Resignation Event” means that the Designated Director, as determined by the Board in good faith following compliance with the procedures set forth below in this definition, (A) is prohibited or disqualified from serving as an Independent Director of Triangle; (B) has engaged in acts or omissions constituting a breach of the Designated Director’s duty of loyalty to Triangle or its stockholders; (C) has engaged or more likely than not, as determined by a majority of the independent directors of the Board (other than the Designated Director), engaged in acts or omissions which involve moral turpitude, fraud, intentional misconduct or an intentional violation of Law, (D) has engaged in any transaction involving Triangle from which the Designated Director derived an improper personal benefit, or (E) has violated the attendance or other material Triangle policies applicable to all Board members. Prior to making a determination that any Resignation Event described in clauses (A) through (E) above has occurred, the Board shall provide the Designated Director with proper notice of a meeting of the Board in accordance with the Triangle Bylaws at which the removal of such Designated Director will be considered. At such duly called and held Board meeting, the Board shall provide the Designated Director with a reasonable opportunity to be heard and to present information relevant to the Board’s proposed determination. The Board may make a determination that a Resignation Event has occurred only following its consideration in good faith of such information presented by the Designated Director.

“Sales Transaction” shall have the meaning specified in Section 3.01(b).

“Securities” shall have the meaning specified in Section 3.01(a)(i).

“Significant Event” means the entry by Triangle into an agreement providing for a sale of all or substantially all of Triangle’s assets, a merger, tender offer, other business combination transaction or any combination of the foregoing that will result in the Stockholders immediately prior to such transaction owning less than 30% of the outstanding Equity Securities of the combined Person following such transaction.

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“Standstill Termination Date” shall have the meaning specified in Section 3.01(a).

“Subsidiary” means, as to any Person, any corporation or other entity of which: (i) such Person or a Subsidiary of such Person is a general partner or manager; (ii) at least a majority of the outstanding equity interest having by the terms thereof ordinary voting power to elect a majority of the board of directors or similar governing body of such corporation or other entity (irrespective of whether or not at the time any equity interest of any other class or classes of such corporation or other entity shall have or might have voting power by reason of the happening of any contingency) is at the time directly or indirectly owned or controlled by such Person or one or more of its Subsidiaries; or (iii) any corporation or other entity as to which such Person consolidates for accounting purposes.

“Termination Event” means (A) the Purchaser and its Affiliates to which it has transferred the Convertible Note in accordance with the terms thereof ceasing to own (such ownership being determined after giving pro forma effect to an assumed full conversion of any outstanding portion of the Convertible Note) at least equal to the lesser of: (i) fifty percent (50%) of the shares of Common Stock that would be issuable to the Purchaser upon full conversion of the Convertible Note on the date hereof and (ii) ten percent (10%) of the shares of Common Stock outstanding as of the date of determination or (B) the Purchaser or its Affiliates shall have breached any covenant or other obligation under Article III of this Agreement in any material respect and such breach shall not have been cured within five Business Days following written notice of such breach or is of such nature that it cannot be cured. Any shares of Common Stock acquired by the Purchaser (and its Affiliates to which it has transferred the Convertible Note in accordance with the terms thereof) other than through the conversion of the Convertible Note shall not count towards the ownership requirements set forth in clause (A)(i) above and any shares of Common Stock acquired by the Purchaser (and its Affiliates to which it has transferred the Convertible Note in accordance with the terms thereof) other than through the conversion of the Convertible Note or pursuant to Article IV shall not count towards the ownership requirements set forth in clause (A)(ii) above. Any limit imposed by the rules of NYSE MKT (or any other principal stock exchange or market upon which the Common Stock may trade) on the number of shares of Common Stock issuable to the Purchaser upon conversion of the Convertible Note will not be taken into account for purposes of this definition.

“Triangle” shall have the meaning specified in the introductory paragraph of this Agreement.

“Triangle Bylaws” means the Bylaws of Triangle, as amended.

“Triangle Credit Agreement” means the Credit Agreement dated as of April 12, 2012 among Triangle USA Petroleum Corporation, as the borrower, Wells Fargo Bank, National Association, as administrative agent, issuing lender, arranger and sole bookrunner, and the other lenders party thereto.

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ARTICLE II

DIRECTOR DESIGNATION RIGHTS

Section 2.01        Board Representation.

(a)        On or prior to the date hereof, the Board shall adopt resolutions that (i) increase the number of natural persons that constitute the whole Board by one (1) person and (ii) fill the vacancy created by virtue of such increase in the size of the Board with an individual designated by the Purchaser, in each case pursuant to the Triangle Organizational Documents, who must in the reasonable judgment of Triangle, (A) qualify as an Independent Director, (B) have the requisite skill and experience to serve as a director of a publicly traded company, (C) not be prohibited or disqualified from serving as a director of Triangle pursuant to the Triangle Bylaws (as in effect as of the date hereof or as amended in accordance with Section 4.02) or any rule or regulation of the Commission, NYSE MKT (or any other principal stock exchange or market upon which the Common Stock may trade) or by applicable Law and (D) otherwise be reasonably acceptable to Triangle (the “Designated Director,” which such Designated Director shall initially be Roy A. Aneed). The Purchaser shall, and shall cause the Designated Director to, timely provide Triangle with accurate and complete information relating to the Purchaser and the Designated Director that may be required to be disclosed by Triangle under the Exchange Act. In addition, at Triangle’s request, the Purchaser shall cause the Designated Director to complete and execute Triangle’s Standard Director and Officer Questionnaire and provide such other information as Triangle may reasonably request prior to being admitted to the Board or standing for reelection at an annual meeting of Stockholders or at such other time as may be requested by Triangle.

(b)        The Designated Director will hold office until his or her term expires and such Designated Director’s successor has been duly elected and qualified or until such Designated Director’s earlier death, resignation or removal.

(c)        In order to designate an individual for appointment to the Board, the Purchaser must submit to Triangle a written notice in accordance with the notice provisions set forth in Section 7.07 of the Purchase Agreement, which notice shall include (i) the name, age, business address and residence address of such designee, (ii) a current resume and curriculum vitae of such designee and (iii) a statement describing such designee’s qualifications.

(d)        Prior to a Termination Event:

(i)        in connection with each annual meeting of Stockholders, and subject to the conditions of Section 2.01(a) of this Agreement, Triangle shall nominate the Designated Director for reelection to the Board and shall take all reasonable and lawful actions necessary or advisable to cause the Board to recommend that the Stockholders vote “FOR” the election of the Designated Director;

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(ii)        promptly following any annual meeting of Stockholders at which the Designated Director is not elected to the Board, and subject to the provisions of Section 2.01(a) of this Agreement, the Board shall adopt resolutions that (A) increase the number of natural persons that constitute the whole Board by one (1) person and (B) fill the vacancy created by virtue of such increase in the size of the Board with the Designated Director; and if the Board is prevented by Section 3.1 of the Triangle Bylaws from complying with clause (A) of this Section 2.01(d)(ii), the Board shall amend the Triangle Bylaws as necessary to permit the Board to comply with clause (A) of this Section 2.01(d)(ii);

(iii)        any Designated Director may be removed pursuant to Section 3.6 of the Triangle Bylaws, and any vacancy created by such removal shall be filled by the Board with an individual designated by the Purchaser who, subject to the conditions of Section 2.01(a) of this Agreement, shall become the Designated Director;

(iv)        upon written notice from Triangle to the Purchaser that a Resignation Event has occurred, which notice shall set forth in reasonable detail the facts and circumstances constituting the Resignation Event, the Purchaser will cause the Designated Director then serving as a member of the Board to resign as a member of the Board within two (2) Business Days of such written notice; and

(v)        any vacancy caused by the death, disability or resignation of the Designated Director shall be filled by the Board with an individual designated by the Purchaser who, subject to the conditions of Section 2.01(a) of this Agreement, shall become the Designated Director.

(e)        Any action by the Purchaser to designate or replace the Designated Director shall be evidenced in writing furnished to Triangle and shall be signed by or on behalf of the Purchaser.

(f)        Prior to designating a Designated Director, the Purchaser shall enter into a written agreement in a form reasonably satisfactory to Triangle with the Designated Director whereby such Designated Director agrees to resign as a member of the Board upon a Resignation Event, a Termination Event or at the Purchaser’s request, as applicable. The Purchaser acknowledges and agrees that such an agreement is in the best interest of Triangle and the Purchaser, and that Triangle shall be a third party beneficiary of the terms and conditions of such an agreement, and Triangle shall have the right to enforce such an agreement to the same extent as the parties thereto.

(g)        Triangle shall not take any action that would lessen, restrict, prevent or otherwise have an adverse effect upon the foregoing rights of the Purchaser to Board representation, including by nominating more directors for election to the Board than the number of directors constituting the full Board; provided, however, that Triangle shall not be prohibited from taking such action that the Board determines (i) may be necessary to (A) comply with any rule or regulation of the Commission or NYSE MKT (or any other principal stock exchange or market upon which the Common Stock may trade) or (B) comply with applicable Law or (ii) is required to comply with the provisions of the Triangle Organizational Documents.

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Section 2.02        Termination of Director Designation Rights. Upon the occurrence of a Termination Event, the Purchaser’s right to designate, and Triangle’s obligation to nominate, the Designated Director shall automatically terminate, and the Purchaser shall cause the Designated Director then serving as a member of the Board, promptly upon (and in any event within two (2) Business Days following) receipt of a written request from Triangle, to resign as a member of the Board. In the event Triangle does not request that the Designated Director be caused to resign upon occurrence of a Termination Event, such Designated Director will no longer be considered a designee of the Purchaser and will be subject to election and reelection in accordance with the Triangle Bylaws. The Purchaser shall have the right at any time to cause the Designated Director to resign as a member of the Board and to waive its rights to designate a nominee for election to the Board.

Section 2.03        Director Indemnification. At all times while the Designated Director is serving as a member of the Board, and following any such Designated Director’s death, resignation, removal or other cessation as a director in such former Designated Director’s capacity as a former director, each Designated Director shall be entitled to all rights to indemnification and exculpation as are then made available to any other member of the Board. As between Triangle, on the one hand, and the Purchaser and its Affiliates, on the other hand, Triangle shall, in all events, be the full indemnitor of first resort and shall not be entitled to any contribution, indemnification or other payment by or from any of the Purchaser or its Affiliates.

Section 2.04        Corporate Opportunities. Triangle hereby renounces any interest or expectancy in any business opportunity in which Parent or Purchaser or any of their respective Affiliates or Portfolio Companies (including any officers or directors thereof) (the “NGP Group”) participates or seeks to participate (each, a “Business Opportunity”) other than a Business Opportunity that is presented to a Designated Director in such Person’s capacity as a director of Triangle and with respect to which no other member of the NGP Group (other than the Designated Director) independently receives notice or otherwise identifies such Business Opportunity (each Business Opportunity that is so renounced, being referred to as a “Renounced Business Opportunity”). No member of the NGP Group, including any Designated Director, shall have any obligation to communicate or offer any Renounced Business Opportunity to Triangle, and any member of the NGP Group may pursue a Renounced Business Opportunity. Notwithstanding anything to the contrary in this Section 2.04, Triangle shall not be prohibited from pursuing any Business Opportunity with respect to which it has renounced any interest or expectancy as a result of this Section 2.04.

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ARTICLE III

COVENANTS

Section 3.01       Standstill Obligation.

(a)        For a period beginning on the date hereof and ending on the later of (A) the third anniversary of the date hereof and (B) the date that the Purchaser and its Affiliates cease to own in the aggregate at least 10% of the then-outstanding Common Stock (calculated on a fully-diluted basis using the treasury stock method and assuming full conversion of any outstanding portion of the Convertible Note held by the Purchaser and its Affiliates) (the “Standstill Termination Date”), without the prior written consent of Triangle, the Parent agrees that it shall not and shall use its reasonable best efforts to cause any other Person that would otherwise be an Affiliate but for the fact that such Person is a Portfolio Company not to, nor shall it permit any of its Affiliates to, nor shall the Parent agree, advise, assist, provide information or provide financing to others (including any Portfolio Company) in order to, or permit its Affiliates to, and shall use its reasonable best efforts to cause any other Person that would otherwise be an Affiliate but for the fact that such Person is a Portfolio Company not to, agree, advise, assist, provide information or provide financing to others (including any Portfolio Company) in order to, individually or collectively, directly or indirectly:

(i)        acquire or offer to acquire or agree to acquire from any Person, directly or indirectly, by purchase or merger, through the acquisition of control of another Person, by joining a partnership, limited partnership or other “group” (within the meaning of Section 13(d)(3) of the Exchange Act) or otherwise, beneficial ownership of any Equity Securities of Triangle, or direct or indirect rights (including convertible securities) or options to acquire such beneficial ownership (collectively, the “Securities”) (or otherwise act in concert with respect to any such Securities with any Person that so acquires, offers to acquire or agrees to acquire); provided, however, that no such acquisition, offer to acquire or agreement to acquire shall be deemed to occur solely due to: (a) the issuance of the Convertible Note (including the issuance of any Conversion Shares underlying the Convertible Note), (b) a stock split, reverse stock split, reclassification, reorganization or other transaction by Triangle affecting any class of the outstanding Equity Securities of Triangle generally, (c) a dividend of stock or other pro rata distribution by Triangle to holders of its outstanding Equity Securities, (d) a purchase by Purchaser of Securities of Triangle pursuant to its preemptive rights granted in Section 4.01 of this Agreement or (e) the issuance by Triangle of Securities to the Purchaser or any of its Affiliates as compensation for service on the Board;

(ii)        except as contemplated by Section 5.01 of the Purchase Agreement, make, or in any way participate in, directly or indirectly, any “solicitation” of “proxies” to vote (as such terms are used in the Regulation 14A promulgated under the Exchange Act), become a “participant” in, or encourage, support or aid any other Person to become a “participant,” in any “election contest” (as such terms are defined in Rule 14a-11 promulgated under the Exchange Act) or initiate, propose or otherwise solicit Stockholders for the approval of any Stockholder proposals (other than the Proposal and the election of the director nominee designated by the Purchaser pursuant to this Agreement), in each case with respect to Triangle;

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(iii)        form, join, in any way participate in, or encourage the formation of, a “group” (within the meaning of Section 13(d)(3) of the Exchange Act) with respect to any voting securities of Triangle other than a “group” that consists solely of Affiliates of the Purchaser;

(iv)        deposit any securities of Triangle into a voting trust, or subject any securities of Triangle to any agreement or arrangement with respect to the voting of such securities, or other agreement or arrangement having similar effect;

(v)        alone or in concert with others, seek, or encourage, support or aid any effort, to influence or control the management, Board, business, policies, affairs or actions of Triangle (other than through a Representative of the Purchaser who is appointed or elected to the Board pursuant to this Agreement or otherwise nominated by the Board and elected by the Stockholders);

(vi)        request Triangle (or any directors, officers, employees or agents of Triangle), directly or indirectly to amend, waive or modify any provision of this Section 3.01; provided, however, that a request to amend, waive or modify any provision of this Section 3.01 shall not be prohibited so long as such request does not include an offer or statement of intent to do any of the foregoing;

(vii)       make any public disclosure, or take any action which could reasonably be expected to require the Triangle to make any public disclosure, with respect to any potential transaction or any of the matters set forth in this Section 3.01; or

(viii)      disclose any intention, plan or arrangement inconsistent any provision of this Section 3.01.

The foregoing provisions of this Section 3.01(a) shall terminate and be of no further force and effect upon the announcement by Triangle of a Significant Event.

(b)        If prior to the Standstill Termination Date, Triangle or its Affiliates conduct a process with two or more potential bidders that has been duly approved by the Board and relates to a sale of all or substantially all of Triangle’s assets, a merger, tender offer, other business combination transaction, or any combination of the foregoing involving Triangle that would reasonably be expected to result in the Stockholders immediately prior to such transaction owning less than 30% of the outstanding Equity Securities of the combined Person following such transaction (a “Sales Transaction”), then Triangle agrees that it shall provide the Purchaser with an invitation to bid, using substantially the same invitation to bid sent to other potential bidders in such process, and shall provide to the Purchaser substantially the same information relating to the Triangle Entities that Triangle provided in such process to such other potential bidders, subject to a confidentiality agreement acceptable to Triangle containing confidentiality restrictions no more restrictive in the aggregate than those in the confidentiality agreement entered into by any other potential bidder in connection with such process, and the restrictions set forth in Section 3.01(a) of this Agreement shall not apply to any process or transaction described in this Section 3.01(b) for the limited purpose of allowing the Purchaser to bid, negotiate and, with the approval and recommendation of the Board, complete a Sales Transaction as contemplated by this paragraph. If Triangle elects not to pursue a Sales Transaction with the Purchaser following the process described in this Section 3.01(b), then the restrictions in Section 3.01(a) shall continue to apply to the Purchaser.

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(c)        Notwithstanding anything to the contrary in this Section 3.01, prior to the Standstill Termination Date, at Triangle’s request, the Purchaser shall be permitted to provide strategic advice to Triangle from time to time.

Section 3.02      Hedging Transactions. For so long as the Purchaser or any of its Affiliates own the Convertible Note or any Conversion Shares, the Purchaser shall not, and shall cause any of its Affiliates not to enter into any Hedging Transactions.

ARTICLE IV

RIGHTS OF THE PURCHASER

Section 4.01       Preemptive Rights.

(a)        Except in the case of Excluded Securities, Triangle shall not issue, exchange or otherwise Dispose, agree to issue, exchange or otherwise Dispose, or reserve or set aside for the same, any Equity Securities of Triangle or any securities convertible into or exchangeable for Equity Securities of Triangle (the “Offered Securities”), unless in each case Triangle shall have first given written notice to Purchaser (the “Preemptive Offer Notice”) at least 10 Business Days prior to entering into a definitive agreement for such sale stating that Triangle proposes to sell such Offered Securities, the number or amount of the Offered Securities proposed to be sold, the proposed purchase price or price range therefor and any other terms and conditions of such offer.

(b)        On or before the seventh Business Day following the date of the Preemptive Offer Notice (the “Preemptive Offer Period”), the Purchaser shall have the option to subscribe for up to its pro rata share of such Offered Securities (based on its percentage ownership of Common Stock calculated on a fully-diluted basis using the treasury stock method and assuming full conversion of the Convertible Note without taking into account any limit imposed by NYSE MKT rules and regulations on the number of Conversion Shares issuable upon conversion of the Convertible Note) by delivering written notice to Triangle (a “Preemptive Offer Acceptance Notice”). Notwithstanding the preceding sentence, the number of Offered Securities that the Purchaser is entitled to purchase shall not exceed an amount that would require Stockholder Approval under, or would result in a violation of, the rules and regulations of NYSE MKT or any other principal stock exchange or market upon which the Offered Securities trade; provided, however, that if the Purchaser cannot purchase at least 75% of the number of Offered Securities as to which a Preemptive Offer Acceptance Notice has been given by the Purchaser as a result of the limitations set forth in this sentence, then Triangle shall not issue, exchange or otherwise Dispose, agree to issue, exchange or otherwise Dispose, or reserve or set aside for the same all or any part of the Offered Securities without the prior written consent of the Purchaser. Each Preemptive Offer Acceptance Notice shall specify: (i) the amount of Offered Securities the Purchaser desires to subscribe for and (ii) the prices at which the Purchaser is willing to purchase such amounts of the Offered Securities at each such price.

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(c)        Triangle shall have 30 days from the expiration of the Preemptive Offer Period to enter into a definitive agreement to issue and sell all or any part of such Offered Securities as to which a Preemptive Offer Acceptance Notice has not been given by the Purchaser (the “Refused Securities”) to any other Persons, but only upon terms and conditions in all material respects, including price, which are no more favorable, individually or in the aggregate, to such other Persons or less favorable, individually or in the aggregate, to Triangle than those set forth in the Preemptive Offer Notice. Upon the closing, which shall occur at a reasonable time and place within 60 days from the expiration of the Preemptive Offer Period (which such period shall be extended for up to 180 days with respect to any Person seeking to purchase Offered Securities, including the Purchaser, for such time as is necessary to allow such Person to request any approvals required under the HSR Act) and shall include full payment to Triangle of the proceeds from the sale to such other Persons of all the Refused Securities, the Purchaser shall purchase from Triangle, and Triangle shall sell to the Purchaser, the Offered Securities with respect to which a Preemptive Offer Acceptance Notice was delivered by the Purchaser, at the terms specified in the Preemptive Offer Notice. In each case, any Offered Securities not purchased by the Purchaser or any other Persons in accordance with this Section 4.01 within 60 days (or such longer period if the time period within which to close is extended as provided in the immediately preceding sentence) after the expiration of the Preemptive Offer Period may not be sold or otherwise Disposed of until they are again offered to the Purchaser under the procedures specified in this Section 4.01.

(d)        The rights of the Purchaser under this Section 4.01 shall terminate upon the occurrence of a Termination Event and shall not apply to the following securities (the “Excluded Securities”):

(i)        the issuance of any Equity Securities, or securities convertible into or exchangeable for Equity Securities, of Triangle pursuant to any employee benefits or other compensation plan approved by the Board and the Stockholders;

(ii)        Equity Securities, or securities convertible into or exchangeable for Equity Securities, of Triangle issued otherwise than for cash pursuant to, a merger, consolidation, acquisition, disposition or similar business combination approved by the Board;

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(iii)        Equity Securities, or securities convertible into or exchangeable for Equity Securities, of Triangle issued upon any stock dividend, stock split or other pro-rata distribution, subdivision or combination of securities or other recapitalization of Triangle;

(iv)        Equity Securities issued upon conversion of the Convertible Note and other convertible notes issued concurrently herewith; and

(v)        Equity Securities, or securities convertible into or exchangeable for Equity Securities, of Triangle issued pursuant to the terms of a “poison pill” or other stockholder rights plan.

Section 4.02        Approval Rights. So long as 50% or more of the aggregate principal amount of the Convertible Note as of the Original Issuance Date is issued and outstanding and held by the Purchaser or its permitted Affiliate transferres thereunder, Triangle shall not, and shall cause its Subsidiaries not to, take any of the following actions without obtaining the prior written consent of the Purchaser:

(a)        Triangle will not, and will not permit any of its Subsidiaries to, directly or indirectly, enter into, make, amend or conduct any transaction (including making a payment to, the purchase, sale, lease or exchange of any property or the rendering of any service), contract, agreement or understanding with or for the benefit of any Affiliate of Triangle. The restriction in this Section 4.02(a) will not apply to:

(i)        any such transaction, contract, agreement or understanding by and among (A) Triangle or any Subsidiary of Triangle and (B) any Subsidiary of Triangle;

(ii)       any issuance of Common Stock, or other payments, awards or grants in cash, Common Stock or otherwise pursuant to, or the funding of, employment or severance agreements and other compensation arrangements, options to purchase Common Stock, restricted stock plans, long-term incentive plans, stock appreciation rights plans, participation plans or similar employee benefit plans and/or insurance and indemnification agreements provided to or for the benefit of directors, officers and employees approved by the Board; provided that none of such transactions or payments involve the issuance of Equity Securities in any Subsidiary of Triangle to officers and directors of Triangle; and

(iii)      advances to employees, officers or directors in the ordinary course of business of Triangle or any of its Subsidiaries.

(b)        Triangle will not amend, supplement, modify or restate its articles or certificate of incorporation or bylaws or other equivalent organizational documents, in any manner that could reasonably be expected to be materially adverse to the Purchaser.

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(c)        Triangle will not make any direct or indirect dividend or distribution (whether in cash, securities or other property) in respect of Equity Securities of Triangle or any direct or indirect payment of any kind or character (whether in cash, securities or other property) in consideration for any retirement, purchase, redemption or other acquisition of any Equity Securities of Triangle.

(d)        Except in accordance with the Convertible Note, Triangle will not issue any Indebtedness that is convertible into any Equity Securities of Triangle (or Indebtedness in connection with the issuance thereof the holder thereof receives or is entitled to receive Equity Securities of Triangle) or issue any Equity Securities of Triangle if, in each case, such Equity Securities of Triangle are senior to the Common Stock with respect to priority of dividends or distributions or upon liquidation or have voting rights that are senior to, or superior to, the Common Stock.

(e)        Triangle will not, and will not permit any of its Subsidiaries to, directly or indirectly, Incur any Indebtedness (other than pursuant to the Triangle Credit Agreement or the terms of the Notes); provided, however, that Triangle may Incur Indebtedness and any of its Subsidiaries may Incur Indebtedness if (i) on the date thereof the Consolidated Leverage Ratio does not exceed 5.0 to 1.0 (provided that the Notes are excluded from such calculation) and (ii) no Event of Default is occurring or would occur as a consequence of the Incurrence of such Indebtedness.

ARTICLE V

MISCELLANEOUS

Section 5.01        Share Measurements. Notwithstanding anything herein to the contrary, all measurements and references in this Agreement related to Common Stock and shares of Common Stock issuable upon conversion of the Convertible Note shall be, in each instance, adjusted as set forth in the Convertible Note.

Section 5.02        Entire Agreement. This Agreement, together with the Convertible Note and the Purchase Agreement and the other agreements contemplated thereby, is intended by the parties as a final expression of their agreement and intended to be a complete and exclusive statement of the agreement and understanding of the parties hereto in respect of the subject matter contained herein. There are no restrictions, promises, warranties or undertakings other than those set forth or referred to herein with respect to the rights granted by Triangle or any of its Affiliates or the Purchaser or any of its Affiliates set forth herein. This Agreement supersedes all prior agreements and understandings between the parties with respect to the subject matter hereof.

Section 5.03        Notices. All notices and demands provided for in this Agreement shall be in writing and shall be given as provided in Section 7.07 of the Purchase Agreement.

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Section 5.04        Interpretation. Section references in this Agreement are references to the corresponding Section to this Agreement, unless otherwise specified. All references to instruments, documents, Contracts and agreements are references to such instruments, documents, Contracts and agreements as the same may be amended, supplemented and otherwise modified from time to time, unless otherwise specified. The word “including” shall mean “including but not limited to” and shall not be construed to limit any general statement that it follows to the specific or similar items or matters immediately following it. Any reference in this Agreement to $ shall mean U.S. dollars. Whenever any determination, consent or approval is to be made or given by a party, such action shall be in such party’s sole discretion, unless otherwise specified in this Agreement. If any provision in this Agreement is held to be illegal, invalid, not binding or unenforceable, (i) such provision shall be fully severable and this Agreement shall be construed and enforced as if such illegal, invalid, not binding or unenforceable provision had never comprised a part of this Agreement, and the remaining provisions shall remain in full force and effect and (ii) the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner in order that the transactions contemplated hereby are consummated as originally contemplated to the greatest extent possible. When calculating the period of time before which, within which or following which any act is to be done or step taken pursuant to this Agreement, the date that is the reference date in calculating such period shall be excluded. If the last day of such period is a non-Business Day, the period in question shall end on the next succeeding Business Day. Any words imparting the singular number only shall include the plural and vice versa. The words such as “herein,” “hereinafter,” “hereof” and “hereunder” refer to this Agreement as a whole and not merely to a subdivision in which such words appear unless the context otherwise requires. The division of this Agreement into Sections and other subdivisions and the insertion of headings are for convenience of reference only and shall not affect or be utilized in construing or interpreting this Agreement.

Section 5.05        Governing Law; Submission to Jurisdiction. This Agreement, and all claims or causes of action (whether in contract or tort) that may be based upon, arise out of or relate to this Agreement or the negotiation, execution or performance of this Agreement (including any claim or cause of action based upon, arising out of or related to any representation or warranty made in or in connection with this Agreement), will be construed in accordance with and governed by the Laws of the State of New York without regard to principles of conflicts of Laws (except that matters to which the Law of the jurisdiction of formation of Triangle is applicable shall be subject to the internal laws of such state). Any action against any party relating to the foregoing shall be brought in any federal or state court of competent jurisdiction located within the State of New York in the Borough of Manhattan in the City of New York, and the parties hereto hereby irrevocably submit to the non-exclusive jurisdiction of any federal or state court located within the State of New York in the Borough of Manhattan in the City of New York over any such action. Each of the parties hereby irrevocably waives, to the fullest extent permitted by applicable Law, any objection that it may now or hereafter have to the laying of venue of any such dispute brought in such court or any defense of inconvenient forum for the maintenance of such dispute. Each of the parties hereto agrees that a judgment in any such dispute may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law.

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Section 5.06         Waiver of Jury Trial. EACH OF THE PARTIES TO THIS AGREEMENT HEREBY WAIVES, AND AGREES TO CAUSE ITS AFFILIATES TO WAIVE, TO THE FULLEST EXTENT PERMITTED BY LAW, ANY RIGHT TO TRIAL BY JURY OF ANY CLAIM, DEMAND, ACTION OR CAUSE OF ACTION (i) ARISING UNDER THIS AGREEMENT OR (ii) IN ANY WAY CONNECTED WITH OR RELATED OR INCIDENTAL TO THE DEALINGS OF THE PARTIES HERETO IN RESPECT OF THIS AGREEMENT OR ANY OF THE TRANSACTIONS RELATED HERETO, IN EACH CASE WHETHER NOW EXISTING OR HEREAFTER ARISING, AND WHETHER IN CONTRACT, TORT, EQUITY OR OTHERWISE. EACH OF THE PARTIES TO THIS AGREEMENT HEREBY AGREES AND CONSENTS THAT ANY SUCH CLAIM, DEMAND, ACTION OR CAUSE OF ACTION SHALL BE DECIDED BY COURT TRIAL WITHOUT A JURY AND THAT THE PARTIES TO THIS AGREEMENT MAY FILE AN ORIGINAL COUNTERPART OF A COPY OF THIS AGREEMENT WITH ANY COURT AS WRITTEN EVIDENCE OF THE CONSENT OF THE PARTIES HERETO TO THE WAIVER OF THEIR RIGHT TO TRIAL BY JURY.

Section 5.07         No Waiver; Modifications in Writing.

(a)        Delay. No failure or delay on the part of any party in exercising any right, power or remedy hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any such right, power or remedy preclude any other or further exercise thereof or the exercise of any other right, power or remedy. The remedies provided for herein are cumulative and are not exclusive of any remedies that may be available to a party at law or in equity or otherwise.

(b)        Specific Waiver. Except as otherwise provided herein, no amendment, waiver, consent, modification or termination of any provision of this Agreement shall be effective unless signed by each of the parties hereto affected by such amendment, waiver, consent, modification or termination. Any amendment, supplement or modification of or to any provision of this Agreement, any waiver of any provision of this Agreement and any consent to any departure by a party from the terms of any provision of this Agreement shall be effective only in the specific instance and for the specific purpose for which made or given. Except where notice is specifically required by this Agreement, no notice to or demand on a party in any case shall entitle such party to any other or further notice or demand in similar or other circumstances. Any investigation by or on behalf of any party shall not be deemed to constitute a waiver by the party taking such action of compliance with any representation, warranty, covenant or agreement contained herein.

Section 5.08        Execution in Counterparts. This Agreement may be executed in any number of counterparts and by different parties hereto in separate counterparts, each of which counterparts, when so executed and delivered, shall be deemed to be an original and all of which counterparts, taken together, shall constitute but one and the same agreement.

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Section 5.09        Binding Effect; Assignment. This Agreement will be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns, but will not be assignable or delegable by any party hereto without the prior written consent of each of the other parties; provided, however, that any of the rights and obligations of the Purchaser hereunder may be transferred or assigned in whole or in part by the Purchaser to any Affiliate of the Purchaser. Any such transferee shall agree to be bound by this Agreement. Notwithstanding the foregoing, nothing in this Section 5.09 shall impose any limitation or restriction on the ability of the Parent or Purchaser to issue, sell or transfer any interests in the Purchaser or any permitted Affiliate transferee hereunder to any other Person, so long as Parent continues to control the Purchaser or such Affiliate.

Section 5.10        Independent Counsel. Each of the parties acknowledges that it has been represented by independent counsel of its choice throughout all negotiations that have preceded the execution of this Agreement and that it has executed the same with consent and upon the advice of said independent counsel. Each party and its counsel cooperated in the drafting and preparation of this Agreement and the documents referred to herein, and any and all drafts relating thereto will be deemed the work product of the parties and may not be construed against any party by reason of its preparation. Accordingly, any rule of Law or any legal decision that would require interpretation of any ambiguities in this Agreement against the party that drafted it is of no application and is hereby expressly waived.

Section 5.11        Specific Enforcement. Each of the parties acknowledges and agrees that monetary damages would not adequately compensate an injured party for the breach of this Agreement by any party, that this Agreement shall be specifically enforceable and that any breach or threatened breach of this Agreement shall be the proper subject of a temporary or permanent injunction or restraining order without a requirement of posting bond. Further, each party hereto waives any claim or defense that there is an adequate remedy at law for such breach or threatened breach.

Section 5.12        Further Assurances. Each of the parties hereto shall, from time to time and without further consideration, execute such further instruments and take such other actions as any other party hereto shall reasonably request in order to fulfill its obligations under this Agreement to effectuate the purposes of this Agreement.

[Signature Page Follows]

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IN WITNESS WHEREOF, the parties hereto execute this Agreement, effective as of the date first above written.

TRIANGLE PETROLEUM CORPORATION

By:	/s/ Jonathan Samuels
Name:	Jonathan Samuels
Title:	President and Chief Executive Officer

NGP NATURAL RESOURCES X, L.P.

By:	G.F.W. Energy X, L.P., its general partner

By:	GFW X, L.L.C., its general partner

By:	/s/ Kenneth A. Hersh
Name:	Kenneth A. Hersh
Title:	Authorized Member

NGP TRIANGLE HOLDINGS, LLC

By:	NGP Natural Resources X, L.P., its managing member

By:	G.F.W. Energy X, L.P., its general partner

By:	GFW X, L.L.C., its general partner

By:	/s/ Kenneth A. Hersh
Name:	Kenneth A. Hersh
Title:	Authorized Member

Signature Page to Investment Agreement